

August 18, 2025

Dr. Benjamin J. Zeskind
President, Chief Executive Officer and Director
Immuneering Corporation
245 Main Street, Second Floor
Cambridge, MA 02142

      Re: Immuneering Corporation
           Registration Statement on Form S-3
           Filed August 13, 2025
           File No. 333-289589

Dear Dr. Benjamin J. Zeskind:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Wesley C. Holmes, Esq.